

September 6, 2013

Via E-mail
Rudolf Franz
Chief Financial Officer
voxeljet AG
Paul-Lenz Straße 1b
86316 Freidberg, Germany

      Re: voxeljet AG
              Draft Registration Statement on Form F-1
              Submitted August 12, 2013
              CIK No. 0001582581

Dear Mr. Franz:

      We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary, page 1

2.   We note your statement here that you offer six different printer platform and on pages 5 and 70 that you have "successfully introduced" six platforms. However, we also note your disclosure on page 71 that one of your printer platforms has an estimated date of introduction for the fourth quarter of 2013. Please advise or revise.

Our Industry, page 2

3.   We note the inclusion of third-party data in the prospectus, such as the market data from the Wohlers Report and the World Machine Tool Output & Consumption Survey on page 3. Please provide us with copies of the sources of this data, clearly marking the relevant sections of the reports that support the data you have included in the prospectus and the page number of your prospectus where such data has been used. Also tell us whether the data was commissioned for use in connection with the registration statement.

Deep customer relationships, page 4

4.   Please revise to clarify what you mean by "deep customer relationships" and "longstanding relationships." For example, do you sell 3D printer platforms or provide printed parts to the companies referenced in this section? Have you collaborated in research and development activities with them? In addition, where you make qualitative disclosures about your products or business, please provide objective support or qualify them as your belief. We note in this regard your statements about your reputation.

Risk Factors, page 13

5.   Please tell us what consideration you gave to including risk factor disclosure regarding (1) competitive restrictions on you caused by your license agreement with Ex One and (2) restrictions on tax loss carry-forwards resulting from the application of German tax laws.

Use of Proceeds, page 40

6.   Please revise to disclose the estimated amount of the proceeds broken down into each principal intended use. Refer to Item 3.C.1 of Form 20-F.

Capitalization, page 42

7.   Please remove cash and cash equivalents from your capitalization table as cash and cash equivalents are not a component of capitalization.

Critical Accounting Policies and Significant Estimates, page 50

8.   We note your disclosure that revenue is recognized net of discounts and rebates. Please revise your disclosure to address the nature and significant terms of any discounts and rebates you offer. Please address your process for estimating these amounts, how accurate your estimates have been in the past, and whether these estimates are reasonably likely to change in the future.

Revenues by Segment, page 54

9.   Please revise to quantify the material factors that impacted your results of operation. Specific attention should be given to discussing the impact of changes in volume and pricing on your revenues. As an example, it appears that your average unit selling price in the Systems segment decreased during fiscal 2012, but we do not see an underlying discussion of the reasons for the decrease in average unit selling prices. Your revised analysis should discuss the underlying material causes of the factors described as well as the known or expected future impact of any referenced factors on operating results.

Differences between Our Corporate Governance . . ., page 94

10.   Please revise this section to include the differences between your corporate governance practices and those applicable to U.S. companies listed on the New York Stock Exchange that you disclose on page 31.

Compensation of Management Board Members, page 95

11.   Please reconcile your disclosure on this page that Dr. Ederer received a total compensation of €250,996 in 2012 with your disclosure on page F-33 that management compensation totaled €223,000 for 2012.

Certain Transactions, page 97

12.   Please reconcile the first sentence on this page with your disclosure on page F-33 about an agreement involving three of your shareholders dated September 1, 2010.

13.   Please file as an exhibit a copy of the shareholders' agreement mentioned on this page.

Fees and Charges, page 114

14.   Please revise the table on this page to disclose any fees that holders of your ADSs will be required to pay the depositary for the transfer of ADRs. In this regard, we note your disclosure on page 112 that holders will be entitled to transfer their ADRs but also must pay "applicable fees, charges [and] expenses … upon the transfer of ADRs."

Financial Statements, page F-1

General

15.   We note that on July 29, 2013, Voxeljet Technology GmbH was merged into VXLT 2013 AG. Please tell us your expected timeline of events regarding the merger and explain to us the business purpose of this transaction. Additionally please explain to us how you plan to account for this transaction in your financial statements, citing any authoritative literature upon which you are relying.

Statement of Comprehensive Income (Loss), page F-4

16.   We note your calculation of earnings per share. Please explain to us how you calculated the number of shares outstanding in your calculations. Please provide any disclosures required by paragraphs 70 – 73 of IAS 33.

Note 3 – Summary of significant accounting policies, page F-8

Revenue, page F-8

17.   We note your disclosure that "revenue from the sale of new or refurbished 3D printers is *generally* recognized upon the transfer of risks and rewards of ownership to the buyer, which is *generally* upon completion of the installation of the 3D printers at the customer site and evidenced through final acceptance by the customer." Please explain to us any exceptions to your revenue recognition policy. Revise your filing as necessary.

18.   We note from your disclosures on page 75 that in areas where you do not operate directly, you sell your products through distributors. Please explain to us in greater detail how you recognize revenue generated through distributors. If revenue is recognized based on a sell-through model, tell us how you confirm that an end-user has purchased your product and the product has been delivered and installed. Describe the type of evidence obtained from the distributor and the timeliness of this evidence. In addition, indicate whether there are any rights of return held by the distributor or the end-user. If so, tell us how your accounting complies with paragraph 16(d) of IAS 18. Additionally, if revenues related to sales to distributors are significant please revise your filing accordingly.

19.   We note your disclosures on page F-16 and page 51 regarding two loans you have granted to customers. We note your discussion on page 51 that you concluded that the conditions had been fulfilled and that recognition of amounts as revenue was appropriate. Please tell us more about the terms of these loans. In this regard, we note that on page 51, you state that these loans provide a grace period of six to nine months after which they are to be repaid on a monthly basis. However, you state on page F-16 that repayment of the 2010 loan did not commence until November 2012. Please clarify for

Rudolf Franz
voxeljet AG
September 6, 2013
Page 5

us the repayment terms of these loans, including when repayment begins. Discuss how you considered the delay between the time you granted the loan and the time payments under the loan began in concluding that it was probable that the economic benefits associated with the transactions would flow to you.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Eric Atallah at (202) 551-3663 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): David S. Rosenthal, Esq.
                Dechert LLP